Exhibit 8

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Merck KGaA to Sell Its Schering Shares to Bayer AG
•	Value of the transaction EUR 3.7 billion

•	Cooperations to be considered
Darmstadt, June 14, 2006 – Merck KGaA told Bayer AG today that it will sell its 21.4% (21.8% according to SEC calculations) stake in Schering AG to Bayer AG. This was agreed upon today during a discussion between Werner Wenning, Bayer’s Chief Executive, and Dr. Michael Roemer, chairman of the Merck KGaA Executive Board.
Merck will sale its total Schering stake – 41,529, 770 shares – at a price of EUR 89 per share. The total value of the transaction is EUR 3.7 billion. This will result in an extraordinary gain of EUR about 400 million, which Merck will book in the second quarter.
In addition, Merck and Bayer have agreed in discussions to consider the possibility of expanding current cooperations and developing further ones.
“We are convinced that we have reached an agreement that is advantageous for all the companies involved and that it will strengthen their potential for the future,” said Dr. Roemer.
Merck’s purchase of Schering shares between May 30 and June 14 was intended to secure its long-term strategic interest in Schering. Dr. Roemer commented: “Short-term profit gained through speculation was never our goal and is certainly not a motive for a company that thinks in generations. But, when an option to secure ones position arises, a company has the responsibility to make every possible effort right up to the very end.”
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Merck is a global pharmaceutical and chemical company with sales of EUR 5.9 billion in 2005, a history that began in 1668, and a future shaped by 29,624 employees in 54 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 73% interest and free shareholders own the remaining 27%. The former U.S. subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917.